

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 13, 2015

<u>Via E-mail</u>
Eric d'Esparbes
Senior Vice President & Chief Financial Officer
Theravance, Inc.
951 Gateway Blvd.
South San Francisco, CA 94080

> **Re: Theravance, Inc.**
> **Form 10-K**
> **Filed February 27, 2015**
> **File No. 000-30319**

Dear Mr. d'Esparbes:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Daniel Greenspan for

                                        Jeffrey P. Riedler
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: <u>Via E-mail</u>
        Keith J. Scherer
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
        One Marina Park Drive
        Suite 900
        Boston, MA 02210